Alex Wright-Gladst...
CEO and founder of Sphere. Co-founder of Ayar Labs.
San Diego, California
Sphere (Our Sphere, Inc.)

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Alex Wright-Gladstein • You
CEO and founder of Sphere. Co-founder of Ayar Labs.
7mo •

We'll be opening our community round to our customers tomorrow, and to everyone 24 hours later on Friday, Oct 4. I can't imagine a better way to celebrate our three-year anniversary than to democratize access to owning a piece of Sphere itself, so that our community - the people who have gotten us this far - can officially be part of our journey. So I'll ask you:

Do you want to set our planet on a path towards health?

Do you think everyone should have the option to invest their retirement savings in a climate-friendly way?

Do you think it's crazy that most people are forced to invest in the industry that's had the worst returns over the past 10 years, the oil and gas industry?

Do you think everyone should be able to vote in favor of climate change-related shareholder proposals?

Do you want to be part of the solution?

You can join with just $10.

Let's make climate-friendly investing the standard way of investing. For everyone.

If you haven't already, sign up to be the first to hear when we go live here: https://lnkd.in/d59N3AdP

Please note: investment involves risk. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Kei Onishi
the 10-year
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